Exhibit 99.1

April 6, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, it is hereby informed that Wipro (through its subsidiaries) has signed a definitive agreement to acquire 100% shareholding in Mindsprint Pte. Ltd. and its subsidiaries on April 5, 2026.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI circulars are provided in Annexure-1.

This is for your information and records.

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

Annexure -1

Details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with relevant SEBI Circulars

Sr. No.	Particulars	Description

1	Name of the target entity	Mindsprint Pte. Ltd. and its subsidiaries (“Mindsprint”)

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No

3	Industry of Target entity	Information Technology (IT)

Wipro has secured a multi-year strategic transformation deal with Olam Group, a leading USD 50+ Billion Food and Agri-business headquartered in Singapore, employing nearly 40,000 people, and majority-owned by Temasek Holdings.

This 8-year deal with Olam Group is expected to exceed USD 1 Billion in contract value, with a committed spend of USD 800 Million.

4	Acquisition objectives and Impact of acquisition	As part of the engagement, Wipro will partner in an end-to-end transformation through a consulting-led and AI-powered approach. The engagement will draw on Wipro’s industry expertise, partnerships with leading technology providers, and Wipro Intelligence™, its unified suite of AI-powered platforms, solutions, and transformative offerings. Together, these capabilities will help strengthen Olam Group’s core operations and support the creation of a sustainable competitive advantage.

As part of this broader engagement, Wipro will acquire Mindsprint, Olam Group’s IT services arm.

5	Government or regulatory approval required	Anti-trust approvals under the competition laws of the Kingdom of Saudi Arabia and Australia.

6	Indicative time period for completion of acquisition	The transaction is expected to be completed by June 30, 2026.

7	Nature of consideration	Cash

8	Cost of acquisition and / or the price at which the shares are acquired	Purchase consideration of US$ 375 Million which is subject to customary closing adjustments.

9	Percentage of shareholding acquired	100%

10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Headquartered in Singapore and founded in 2007, Mindsprint provides technology and digital transformation services across enterprise applications, data & analytics, digital platform engineering, customer experience, cloud & infrastructure, cybersecurity, and business process services. Mindsprint has a global workforce of 3,200+ employees across India, Singapore, US, UK and Middle East.

Mindsprint has strong Food and Agri-business domain experience, supply chain transformation capabilities, and proprietary IP-driven solutions.

Consolidated revenues for the last 3 completed years (for the period ended 31 December): USD 118.9 Mn (CY23); USD 130.5 Mn (CY24) and USD 135.6 Mn (CY25).